Filed pursuant to Rule No. 424(b)(3)
                                                         File Number: 333-129145

                                  EUROSEAS LTD.

                           PROSPECTUS SUPPLEMENT NO. 3
                               DATED MAY 18, 2006

                               TO PROSPECTUS DATED
                                FEBRUARY 6, 2006


     This Prospectus Supplement No. 3 supplements information contained in our prospectus dated February 6, 2006, as amended and supplemented from time to time (the "Euroseas Prospectus"). The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the Euroseas Prospectus.

     The primary purpose of this Prospectus Supplement No. 3 is to update certain financial information of Euroseas Ltd. to March 31, 2006.

     You should read this Prospectus Supplement No. 3 in conjunction with the Euroseas Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Euroseas Prospectus including any amendments or supplements thereto.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements
March 31, 2005 and 2006
--------------------------------------------------------------------------------

         Index to Unaudited Condensed Consolidated Financial Statements


                                                                          Pages

Unaudited Condensed Consolidated Balance Sheets as
    of December 31, 2005 and March 31, 2006                                 2

Unaudited Condensed Consolidated Statements of Income
    for the three month periods ended March 31, 2005 and 2006               3

Unaudited Condensed Consolidated Statements of Shareholders'
    Equity for the three month period ended March 31, 2006                  4

Unaudited Condensed Consolidated Statements of Cash Flows
    for the three month periods ended March 31, 2005 and 2006               5

Notes to the Unaudited Condensed Consolidated Financial Statements          6

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars)
---------------------------------------------------------------------------------------------------------------
                                                                            December 31,            March 31,
                                                                Notes           2005                    2006
----------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                       20,447,301           21,283,078
Trade accounts receivable, net                                                      46,118              146,736
Prepaid expenses                                                                    85,625              173,000
Claims and other receivables                                                       306,303               97,164
Due from related company                                          6              3,012,720              238,260
Inventories                                                       3                371,691              613,657
Restricted cash                                                                  1,080,949            1,619,446
----------------------------------------------------------------------------------------------------------------
Total current assets                                                            25,350,707           24,171,341
----------------------------------------------------------------------------------------------------------------

Fixed assets
Vessels, net                                                                    52,334,897           51,065,203
----------------------------------------------------------------------------------------------------------------

Long-term assets
Deferred charges, net                                                            1,855,829            1,669,034
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Total long-term assets                                                          54,190,726           52,734,237
----------------------------------------------------------------------------------------------------------------
Total assets                                                                    79,541,433           76,905,578
----------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion                                   7             14,430,000           13,005,000
Trade accounts payable                                                             837,182              852,459
Accrued expenses                                                  5              1,777,637            1,795,656
Deferred revenues                                                 4              1,370,058            1,213,645
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                       18,414,877           16,866,760
----------------------------------------------------------------------------------------------------------------

Long-term liabilities
Long-term debt, net of current portion                            7             34,130,000           31,885,000
----------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                     34,130,000           31,885,000
----------------------------------------------------------------------------------------------------------------
Total liabilities                                                               52,544,877           48,751,760
----------------------------------------------------------------------------------------------------------------

Commitments and contingencies                                    10                      -                    -

Shareholders' equity
Common stock (par value $0.01, 100,000,000 shares
authorized, 36,781,159 and 37,860,326 issued and outstanding)    11                367,812              378,603
Preferred shares (par value $0.01, 20,000,000 shares
authorized, no shares issued and outstanding)                                           -                     -
Additional paid-in capital                                       11             17,883,781           17,882,990
Retained earnings                                                                8,744,963            9,892,225
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                      26,996,556           28,153,818
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                      79,541,433           76,905,578
----------------------------------------------------------------------------------------------------------------

                             The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income
(All amounts expressed in U.S. Dollars)
-------------------------------------------------------------------------------

                                                   Three months ended March 31,
                                            Notes         2005             2006
-------------------------------------------------------------------------------

Revenues
Voyage revenue                                      12,730,633       9,809,021
Commissions                                    6      (709,498)       (479,583)
-------------------------------------------------------------------------------
Net revenue                                         12,021,135       9,329,438
-------------------------------------------------------------------------------

Operating expenses
Voyage expenses                                        106,290         541,189
Vessel operating expenses                            2,056,850       2,606,100
General and administrative expenses                          -         234,425
Management fees                                6       492,310         511,584
Amortization and depreciation                          917,437       1,556,489
-------------------------------------------------------------------------------
Total operating expenses                             3,572,887       5,449,787
-------------------------------------------------------------------------------

Operating income                                     8,448,248       3,879,651
-------------------------------------------------------------------------------

Other income/(expenses)
Interest and finance cost                              (57,562)       (678,366)
Derivative gain/(loss)                         8        34,489               -
Foreign exchange gain/(loss)                                63          (1,835)
Interest income                                         62,200         219,432
-------------------------------------------------------------------------------
Other income (expenses), net                            39,190        (460,769)
-------------------------------------------------------------------------------
Net income                                           8,487,438       3,418,882
-------------------------------------------------------------------------------
Earnings per share - basic and diluted        12         0.285           0.093
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted average number of shares
outstanding during the year
                  - basic and diluted         12    29,754,166      36,829,122
-------------------------------------------------------------------------------

         The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity
For the three month period ended March 31, 2006
(All amounts, except per share data, expressed in U.S. Dollars)
------------------------------------------------------------------------------------------------------------------------------------

                                               Number        Common       Preferred
                          Comprehensive          of          Shares        Shares      Paid - in     Retained
                              Income           Shares        Amount        Amount      Capital       Earnings          Total
------------------------------------------------------------------------------------------------------------------------------------
Balance
December 31, 2005                            36,781,159      367,812           -    17,883,781        8,744,963     26,996,556
------------------------------------------------------------------------------------------------------------------------------------
Net income                 3,418,882                  -            -           -             -        3,418,882       3,418,882
                           ---------
Issuance of shares,
net of issuance
costs                                         1,079,167       10,791           -          (791)               -         10,000
Dividends                                             -            -           -             -       (2,271,620)    (2,271,620)
------------------------------------------------------------------------------------------------------------------------------------
Balance
March 31, 2006                               37,860,326      378,603           -    17,882,990        9,892,225     28,153,818
------------------------------------------------------------------------------------------------------------------------------------

           The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------------
(All amounts expressed in U.S. Dollars)

                                                                                       Three months ended March 31,
                                                                                 2005                         2006
                                                                             ----------------------------------------
Cash flows from operating activities:
Net income                                                                     8,487,438                    3,418,882
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation of vessels                                                          595,930                    1,269,694
Amortization of deferred charges                                                 335,001                      286,795

Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable                                                        (36,622)                   (100,618)
Prepaid expenses                                                                  71,244                     (87,375)
Claims and other receivables                                                    (110,560)                    209,139
Inventories                                                                       15,034                    (241,966)
Due from related company                                                      (4,742,824)                   2,774,460
Increase/(decrease) in:
Trade accounts payable                                                           334,178                       15,277
Accrued expenses                                                                 109,418                      (62,347)
Deferred revenue                                                                 416,144                     (156,413)
Dry-docking expenses paid                                                              -                      (19,634)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      5,474,381                    7,305,894
---------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
(Contributions to) and drawings from the cash retention accounts                 (63,471)                    (538,497)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                              (63,471)                    (538,497)
---------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Issuance of share capital upon incorporation                                           -                       10,791
Net proceeds from shares issued in a private placement                                 -                         (791)
Dividends paid/return of capital                                                       -                   (2,271,620)
Proceeds from long-term debts                                                  3,600,000                            -
Repayment of long-term debts                                                  (4,320,000)                  (3,670,000)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used) in financing activities                             (720,000)                  (5,931,620)
---------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                      4,690,910                      835,777
Cash and cash equivalents at beginning of year                                15,497,482                   20,447,301
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      20,188,392                   21,283,078
---------------------------------------------------------------------------------------------------------------------

Cash paid for interest                                                           148,758                      579,739
Non cash items:
Drydock Expense (see Note 10)                                                          -                       80,366

           The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2005 and 2006
(All amounts expressed in U.S. Dollars)
--------------------------------------------------------------------------------

1.   Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies listed below. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd. Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.

On August 25, 2005, Euroseas Ltd. sold 7,026,993 common shares at $3.00 each in an institutional private placement, together with 0.25 of detachable warrants for each common share to acquire up to 1,756,743 common shares. The total proceeds, net of issuance costs of $3,500,309 amounted to $17,510,400. The warrants allow their holders to acquire one share of Euroseas stock at a price of $3.60 per share and are exercisable for a period of five years from the issue of the warrant. The Company and investors in the institutional private placement have entered into a registration rights agreement to register the shares that were issued in such private placement and the shares that will be issued to satisfy the exercise of the warrants. The registration rights agreement contains a liquidated damages provision plus an estimated penalty provision.

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.102969 shares of Euroseas Ltd. common stock for each share of Cove common stock they presently own. As part of the merger, Euroseas Ltd. agreed to file a registration statement with the Securities and Exchange Commission to register the shares issued in the merger to the Cove stockholders.

The SEC declared effective on February 3, 2006 the Company's registration statement on Form F-4 that registered the 1,079,167 Euroseas Ltd. common shares that would be issued to Cove shareholders. The SEC also declared effective on February 3, 2006 the Company's registration statement on Form F-1 that registered the re-sale of the 7,026,993 Euroseas Ltd. common shares and 1,756,743 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 818,604 shares to be issued to certain Cove's shareholders as part of the merger with Cove.

The Company submitted on February 10, 2006 an application to list the Euroseas Ltd. common shares on the OTC Bulletin Board. Euroseas was approved to trade on the OTC Bulletin Board on March 2, 2006.

On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased. Cove stockholders received 0.102969 shares of Euroseas Ltd. common shares (or an aggregate of 1,079,167 Euroseas Ltd. common shares) and received dividends of $0.01339 for each share of Cove common stock owned (or an aggregate of $140,334) related to dividends previously declared by Euroseas Ltd. Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc. Following the merger, and following the exchange of all common stock of Cove into Euroseas Ltd. common shares, Euroseas Ltd. has a total of 37,860,326 common shares outstanding. Also, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board. On the date of the merger, Cove had cash of $10,000 and equity of the same amount.

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by members of the Pittas Family -- the controlling shareholder of Friends Investment Company Inc.

The manager has an office in Greece located at 40 Ag. Konstantinou Street, 151 24, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (Note 6).

The Company is engaged in the ocean transportation of dry bulk and containers through the ownership and operation of the following dry bulk and container carriers:

o Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel "Ariel", which was built in 1977 and acquired on March 5, 1993.

o Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier motor vessel "Nikolaos P", which was built in 1984 and acquired on July 22, 1996.

o Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "John P", which was built in 1981 and acquired on March 7, 1998.

o Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "Pantelis P", which was built in 1981 and acquired on June 4, 1997.

o Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier motor vessel "HM Qingdao1" (ex Kuo Jane), which was built in 1990 and acquired on February 16, 2001.

o Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier motor vessel "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

o Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier motor vessel "Irini", which was built in 1988 and acquired on October 15, 2002.

o Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier motor vessel "Artemis", which was built in 1987 and acquired on November 25, 2005.

o Cove Apparel, Inc. incorporated in the State of Delaware on June 21, 2005 as Euroseas Acquisition Company Inc. and renamed Cove Apparel, Inc. after its merger with Cove Apparel, Inc. on March 27, 2006.

o Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose motor vessel "Tasman Trader", which was built in 1990 and acquired on April 27, 2006.

In addition, the historical financial statements include the accounts of the vessel owning company, Silvergold Shipping Ltd., which was managed by Eurobulk Ltd. during the periods presented. Silvergold Shipping Ltd. incorporated in Cyprus on May 16, 1994. Until June 3, 1996, the Company was engaged in ship owning activities, but thereafter, the Company's assets and liabilities were liquidated and the retained earnings were distributed to the shareholders. The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT Cyprus flag container carrier motor vessel "Widar", which was built in 1986. The vessel was sold on April 24, 2005. The Pittas family, the controlling shareholders of Friends Investment Company Ltd., who is the Company's largest shareholder, also own the ship owning company Silvergold Shipping Ltd., and, accordingly, these accompanying financial statements also consolidate the accounts of Silvergold Shipping Ltd. until May 31, 2005, when Silvergold Shipping Ltd. declared a final dividend of $35,000 to its shareholders.

2.   Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted principles for interim financial information in the United States of America. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flow for the periods presented.
Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2006.

The consolidated financial statements as of and for the three months period ended March 31, 2006 and 2005 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 as filed with the SEC on Form 424B3.

The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements included the accounts of Euroseas Ltd. and its subsidiaries. Inter-company transactions were eliminated on consolidation.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other comprehensive income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, "Statement of Comprehensive Income" ("SFAS 130"), which requires separate presentation of certain transactions which are recorded directly as components of stockholders' equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

Foreign currency translation

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are time deposits or other certificates purchased with an original maturity of three months or less.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter, net of a provision for doubtful accounts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. At December 31, 2005 and March 31, 2006, no provision for doubtful debts was considered necessary.

Claims and other receivables

Claims and other receivables principally represent claims arising from hull or machinery damages, crew salaries claims or other insured risks that have been submitted to insurance adjusters or are currently being compiled. All amounts are shown net of applicable deductibles.

Inventories

Inventories consist of bunkers, lubricants and victualling on board the Company's vessels at the balance sheet date and are stated at the lower of cost and market value. Victualling is valued using the FIFO method while bunkers and lubricants are valued on an average cost basis.

Vessels

Vessels are stated at cost which comprises the vessels' contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

Expenditures for vessel repair and maintenance is charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the completion of its construction. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods.

The Company changed its estimate of the scrap value of its vessels in 2004.

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income, which in included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

Charter fees received in advance is recorded as a liability until charter services are rendered.

Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessels operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.

For the Company's vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Dry-docking and special survey costs

Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally two and a half years and five years, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written-off to income in the year of the vessel's sale.

Pension and retirement benefit obligations - crew

The ship-owning companies employ the crews on board the vessels under short-term contracts (usually up to 9 months). Accordingly, they are not liable for any pension or post retirement benefits.

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loan repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Assets held for sale

It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets as being held for sale in accordance with SFAS No. 144, "Accounting for the impairment or the disposal of long-lived assets" when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Impairment of long-lived assets

The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company determined that no impairment loss needed to be recognized for applicable assets for any years presented.

Derivative financial instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized currently in earnings unless specific hedge accounting criteria are met. Pursuant to SFAS No. 133, the transactions did not qualify as a hedge or meet the criteria of hedge accounting. All gains or losses on the derivative financial instruments are reflected in the consolidated statements of income.

For the year ended March 31, 2005, the interest rate swaps did not qualify for hedge accounting treatment. Accordingly, all gains or losses have been recorded in the consolidated statements of income. The fair value at March 31, 2005 of $34,489 is included in claims and other receivables. There were no interest rate swaps for the year ended March 31, 2006.

Earning per common share

Basic earnings per common share are computed by dividing the net income by the weighted average number of common shares outstanding during the year. Potential common shares that are anti-dilutive, such as the warrants outstanding as of March 31, 2006 since their exercise price exceeds the fair value of Euroseas Ltd. common share, are excluded from earnings per share.

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reporting segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities," which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet entities. It provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than voting interests. It requires consolidation of Variable Interest Entities ("VIEs") only if those VIEs do not effectively disperse the risks and benefits amount the various parties involved. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN
46R), which clarified certain complexities of FIN 46. FIN 46R is applicable for financial statements issued for reporting periods that end after March 5, 2004. The Company has reviewed FIN 46R and determined that the adoption of the standard will not have a material impact on the financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No.123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

On December  16,  2004,  FASB issued SFAS No.  153,  Exchanges  of  Non-monetary
Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions ("FAS 153"). This statement amends APB Opinion N(degree)29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No. 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

Recent accounting pronouncements (continued)

The FASB has issued SFAS No.154, Accounting Changes and Error Corrections, a replacement of APB Opinion N(degree)20 and SFAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

SFAS No.154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No.154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006. The Company does not believe that this pronouncement will have and effect on it's financial condition, results of operation or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

SFAS No. 155 permits fair value re-measurement for any hybrid financial instruments that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

Recent accounting pronouncements - Continued

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47 "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143", which clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143 "Accounting for Asset Retirement Obligations". Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Management is currently evaluating the effect that adoption of FIN 47 will have on the Company's financial position and results of operations.

3.   Inventories

The amounts shown in the accompanying consolidated balance sheets consisted of the following:

                                        March 31,                  March 31,
                                         2005                        2006
-----------------------------------------------------------------------------
Bunkers                                       -                     195,485
Lubricants                              312,390                     357,239
Victualling                              59,301                      60,933
-----------------------------------------------------------------------------
Total                                   371,691                     613,657
-----------------------------------------------------------------------------

4.   Deferred Revenue

Deferred voyage revenue represents cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

5.   Accrued Expenses

This account consisted of:

                                                 December 31,        March 31,
                                                      2005             2006
--------------------------------------------------------------------------------

 Accrued private placement expenses                 1,121,397         886,291
Accrued payroll expenses                               31,928          34,283
 Accrued interest                                     139,536          98,627
 Accrued general and administrative expenses          269,666         333,349
 Other accrued expenses                               215,110         443,106
--------------------------------------------------------------------------------
 Total                                              1,777,637       1,795,656
--------------------------------------------------------------------------------

6.   Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), also controlled by the Pittas family, whereby the Management Company provides technical and commercial management for a fixed daily fee of Euro 590 per vessel for the periods ended March 31, 2005 and 2006. Such management fees amounted to $482,310 and $511,584 in 2005 and 2006, respectively. These agreements were renewed on January 31, 2005 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties. Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period.

The Company uses brokers to provide services, as is industry practice. Eurochart S.A., a company also controlled by the Pittas family, provides sales and purchases (S&P) and chartering services to the Company. A commission of 1% on vessel sales price and 1%-1.25%, on charter revenue is paid to Eurochart S.A. for these services. There was no 1% sales commission paid to Eurochart S.A. for the periods ended March 31, 2005 and 2006 as there were no vessel sales or purchases during either period. The commission on charter revenue for the three month periods ended March 31, 2005 and 2006 amounted to $191,407 and $112,553, respectively.

The former shareholders of the ship-owning companies that became wholly owned subsidiaries of the Company, together with another ship management company, have one joint venture with the insurance broker Sentinel Maritime Services Inc. and one with the crewing agent More Maritime Agencies Inc. The shareholders' percentage participation in these joint ventures was 58% in 2005 and 68.60% in 2006. These companies provide certain insurance and crewing services for the shipowning subsidiaries and their fees are included in operating expenses.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of March 31, 2006, the amount due from related companies was $238,260.

7.   Long-term Debt

This consisted of bank loans of the ship-owning companies are as follows:


Borrower                                     December 31,            March 31,
                                                 2005                  2006
--------------------------------------------------------------------------------

Diana Trading Limited                  (a)   $    6,560,000     $    5,890,000
Alcinoe Shipping Limited/
   Oceanpride Shipping Limited/
   Searoute Maritime Ltd/
   Oceanopera Shipping Ltd             (b)        9,500,000          8,000,000
Alterwall Business Inc./
  Allendale Investments S.A            (c)       17,000,000         15,500,000
Salina Shipholding Corp.               (d)       15,500,000         15,500,000
--------------------------------------------------------------------------------
                                                 48,560,000         44,890,000
Current portion                                 (14,430,000)       (13,005,000)
--------------------------------------------------------------------------------
Long-term portion                              $ 34,130,000       $ 31,885,000
--------------------------------------------------------------------------------

The future annual loan repayments
are as follows:

To March 31
--------------------------------------------------------------------------------
2007                                    (e)                         16,005,000
2008                                    (e)                         11,430,000
2009                                                                 7,405,000
2010                                                                 3,100,000
Thereafter                                                           6,950,000
--------------------------------------------------------------------------------
Total                                                             $ 44,890,000
--------------------------------------------------------------------------------

(a) This consisted of loan amounting to $4,900,000 and $1,000,000 drawn on October 16, 2002 and on December 2, 2002, respectively. The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $600,000 payable together with the final quarterly installment due in October 2008. The interest is based on LIBOR plus 1.6% per annum.

     An additional loan of $4,200,000 was drawn on May 9, 2005. The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008. The interest is based on LIBOR plus 1.25% per annum.

(b) Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew $13,500,000 against a loan facility for which they are jointly and severally liable. Prior to obtaining the loan, an amount of $1,400,000 was paid in settlement of the outstanding loans as at March 31, 2005 for Alcinoe Shipping Ltd. and Oceanpride Shipping Ltd. The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008. Interest is based on LIBOR plus 1.5% per annum.

     In 2006, an additional early repayment of $3,000,000 will take place due to the sale of M/V John P and M/V Pantelis P (see Note 9(a) and 9(b)).

(c)  The loan balance as of December 31, 2004 consisted of the following loans:

     i. A $6,000,000 loan drawn by Allendale Investments S.A. on May 31, 2002 with a balance of $4,500,000. The interest was based on LIBOR plus 1.75% per annum.

     ii. A $6,000,000 loan drawn by Alterwall Business Inc. with a balance of $3,750,000. The interest was based on LIBOR plus 1.5% per annum.

     Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable. The outstanding amount of their existing loans from the same creditor bank was $7,800,000 and was repaid in full. The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011. The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V HM Qingdao I and M/V Kuo Hsiung and 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(d) This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005. The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment in January 2011. The first installment is due in June 2006. The interest is based on LIBOR plus a margin that ranges between 0.9-1.1%, depending on the asset cover ratio. The loan is secured with the following:
     (i) first priority mortgage over M/V Artemis, (ii) first assignment of earnings and insurance of M/V Artemis, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

(e) Loan repayments for the year to March 31, 2007 include an early repayment of $3,000,000 due to the sale of M/V "John P" and M/V "Pantelis P" (see Notes 9 and 13(b)). Correspondingly, loan repayments for the year to March 31, 2008 are adjusted to reflect the early repayment.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

o first priority mortgage over the respective vessels on a joint and several basis.

o    first assignment of earnings and insurance.

o    a personal guarantee of one shareholder.

o    a corporate guarantee of Eurobulk Ltd. and/or Euroseas Ltd.

o    a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessels, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender's prior consent, the sale of vessels, maximum fleet leverage, minimum requirements regarding the hull ratio cover and minimum cash retention accounts (restricted cash). Restricted cash are deposits with certain banks that can only be used to pay the current loan installments. The Company is not in default in any of the foregoing covenants.

8.   Derivative Gains

The gains for the period ended March 31, 2005 arose from interest rate swaps that did not meet the criteria for hedge accounting treatment. Accordingly, all gains or losses have been recorded in the statement of income for the period. The swap was settled in the period ended September 30, 2005.

9.   Vessel

On March 20, 2006, Oceanpride Shipping Ltd., a wholly-owned subsidiary of the company, signed a Memorandum of Agreement to sell M/V "John P", a handysize bulk carrier of 26,354 DWT built in 1981 for a gross price of $4.95 million with 4% sales commissions. The vessel is to be delivered to the buyers in late June / early July 2006. As a result of the sale of M/V "John P" and of M/V "Pantelis P" (see Note 13(b)), the company has agreed to make a $3,000,000 additional re-payment to the bank financing the above ships along with M/V "Ariel" and M/V "Nikolaos P" (see Note 7(b)).

10.  Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company's vessels in its pool has not yet been finalized for the period ended March 31, 2006. Any effect on the Company's income resulting from any future reallocation of pool income cannot be reasonably estimated but will not materially affect the Company's results.

M/V Kuo Hsiung was undergoing drydocking at March 31, 2006. The Company estimated that a further $200,000 of the total cost is due after March 31, 2006. An amount of $80,366 was treated as a non-cash item in the statement of cash flows.

11.  Common Stock and Additional Paid-in Capital

Common stock relates to 37,860,326 shares with a par value of $0.01 each. The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments received in excess of par value which is treated from the accounting point of view as capital. In 2005, the Company sold 7,026,993 common shares in an institutional private placement, together with
0.25 detachable warrants for each common share to acquire up to 1,756,743 common shares (see Note 1). The value of the warrants, which is included in "Additional Paid-in Capital," was estimated to be about $600,000.

On March 27, 2006 and as part of the merger of Euroseas Acquisition Company Inc., a wholly owned subsidiary of Euroseas Ltd., with Cove Apparel, Inc. an additional 1,079,167 common share were issued to Cove Apparel, Inc.'s shareholders. The issuance of these shares was recorded as an increase of the share capital ($10,791) and a decrease of paid-in capital of $791, as Cove Apparel, Inc. had at the time of merger cash and shareholders equity of $10,000.

12.  Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

                                           March 31, 2005      March 31, 2006
-------------------------------------------------------------------------------

 Income:
 Net income                                    8,487,438            3,418,881
 Basic and Diluted earnings per share:
 Weighted average common shares -
     Outstanding                              29,754,166           36,829,122
 Basic earnings per share:                         0.285                0.093

13.  Subsequent Events

(a) On April 10, 2006, Xenia International Corp., a wholly-owned subsidiary of the company signed a Memorandum of Agreement to purchase "Tasman Trader", a multipurpose dry cargo vessel of 22,568 DWT and 950 TEU built in 1990 for $10.82 million. The vessel was delivered to Euroseas Ltd. on April 27, 2006. The acquisition was financed 100% with equity from the company's cash reserves; the company intends to draw a loan to finance part of the cost of the acquisition but has not entered into any agreement with any bank.

(b) On April 11, 2006, a subsidiary of the Company agreed to sell M/V "Pantelis P", a handysize bulk carrier of 26,354 DWT built in 1981 for a gross price of $4.65 million less 4% sales commissions. The vessel is to be delivered to the buyers between May 15 and June 30, 2006 at Euroseas Ltd. option. As a result of the sale of M/V "Pantelis P" and of M/V "John P" (see Note 9), the company has agreed to make a $3,000,000 additional re-payment to the bank financing the above ships along with M/V "Ariel" and M/V "Nikolaos P" (see Note 7(b)).

(c) On May 9, 2006 the Board of Directors declared a cash dividend of $0.06 per Euroseas Ltd. common share payable on or about June 16, 2006 to the holders of record of Euroseas Ltd. common shares as of June 2, 2006.




SK 02558 0002 670730